UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
 ______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number: 001-36073

                  ENZYMOTEC LTD.
 (Translation of registrant's name into English)

Sagi 2000 Industrial Area
 P.O. Box 6
 Migdal Ha'Emeq 2310001, Israel
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

CONTENT

Pursuant to the notice for the Extraordinary General Meeting of Shareholders (the "Meeting") of Enzymotec Ltd. (the "Company"), which was published on March 10, 2017 and attached as Exhibit 99.1 to the Company's Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission on March 10, 2017, the Company hereby furnishes the proxy statement and proxy card for the Meeting. The Meeting is scheduled to be held on Tuesday, April 25, 2017 at 10:00 a.m., Israel time. Copies of the proxy statement and proxy card are attached to this Form 6-K as Exhibits 99.1 and 99.2, respectively.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 30, 2013 (Registration No. 333-193118), March 18, 2015 (Registration No. 333-202839) and March 16, 2017 (Registration No. 333-216734).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENZYMOTEC LTD.

Date: March 16, 2017	By:	/s/ Oren Bryan
Name: Oren Bryan
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Proxy statement for the Extraordinary General Meeting of Shareholders of the Company to be held on April 25, 2017.
99.2	Proxy card for the Extraordinary General Meeting of Shareholders of the Company to be held on April 25, 2017.